

Mail Stop 4631

September 23, 2009

Via U.S. mail and facsimile

Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

RE: Form 20-F for the fiscal year ended December 31, 2008
Form 6-K filed on August 17, 2009
    File No. 1-33176

Dear Mr. Zhang:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Critical Accounting Policies

Goodwill Impairment, page 40

2. In the interest of providing readers with a better insight into management's judgments
    in accounting for goodwill, please expand your disclosures to address the following:
    *   Please provide a qualitative and quantitative description of the material
        assumptions used and a sensitivity analysis of those assumptions based upon
        reasonably likely changes;
    *   Please disclose how the assumptions and methodologies used for valuing
        goodwill in the current year have changed since the prior year highlighting the
        impact of any changes; and
    *   Please disclose your consideration of market capitalization in performing your
        impairment analysis. In this regard, it appears your market capitalization is
        significantly less than your total shareholders' equity.

Impairment of Long-Lived Assets, page 41

3. You state that significant judgment in terms of projection of future cash flows and
    assumptions is required in determining estimates of future cash flows. In this regard,
    please expand your critical accounting policy to provide additional insight on how
    you perform your impairment analysis of long-lived assets under SFAS 144. Please
    expand your disclosures to include the following:
    *   Please disclose how you group your assets for purposes of considering whether an
        impairment exists. Refer to paragraph 4 of SFAS 144;
    *   Please disclose how you determine when long-lived assets should be tested for
        impairment, including what types of events and circumstances indicate
        impairment, and how frequently you evaluate for these types of events and
        circumstances. Please specifically address what consideration you gave in
        determining whether to test these assets for impairment due to the suspension of
        the lease production line for two months in the fourth quarter of 2008 as well as
        the closing of the office in Japan at the end of 2008 as a result of insufficient
        demand;
    *   Please expand your discussion of the significant estimates and assumptions used
        to determine estimated future cash flows and fair value. You should discuss how
        sensitive the fair value estimates are to each of these significant estimates and
        assumptions and whether certain estimates and assumptions are more subjective
        than others;
    *   Please address your consideration of whether amounts recorded in construction in
        progress could be impaired; and
    *   For any asset groups for which the carrying value was close to the fair value,
        please disclose this fact and indicate the carrying value of those asset groups.

Results of Operations, page 41

4. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. Please also quantify the extent to which fluctuation in your sales are attributable to each of the following factors: changes in prices, changes in the volume of products sold, and the introduction of new products. In this regard, your current gross profit discussion indicates that there were declines in both the sales quantity and prices. Refer to Item 5.A.1 of the Form 20-F.

Liquidity and Capital Resources, page 44

5. After taking into consideration your present banking facilities, existing cash and the expected cash flows to be generated from your operations, you determined that you have adequate sources of liquidity to meet your short-term obligations and your working capital. Please expand your liquidity and capital resources discussion to address the following:
    - In determining that you have adequate sources of liquidity to meet your short-term obligations and working capital, please discuss what consideration you gave to your working capital deficit. Specifically address the fact that RMB164.7 million of your bank loans are due in less than a year;
    - Please disclose the current amounts available under your banking facilities, including if you are restricted as to what the proceeds can be used for;
    - Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance and how you intend to finance these expenditures; and
    - You will need an addition $15 to 20 million to complete the thick film project. Please disclose the potential impact to your financial results of not being able to attain this funding.
    Refer to Item 5.B of the Form 20-F.

Operating Activities, page 45

6. To the extent material, please expand your discussion of your net cash from operating activities to discuss how changes in your working capital accounts also impacted your cash flows and the underlying reasons for those changes.

Item 15. Controls and Procedures, page 79

7. Please amend your Form 20-F to address the following as required by Item 15T(b) of the Form 20-F:
    - Please provide a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting;

- You state that your principal executive officer and principal financial officer have concluded that your internal controls over financial reporting were effective during the period covered by the Annual Report. Please provide your conclusions regarding management's assessment of the effectiveness of internal control over financial reporting as of the end of your fiscal year, which is December 31, 2008; and
- Please provide a statement in substantially the same form as included in Item 15T(b)(4) of the Form 20-F.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8. Your auditors are located in Los Angeles, California. Given that it appears your principal assets and operations are in the People's Republic of China, please request your auditors to briefly tell us supplementally how the audit of the assets and operations was conducted. Please also request your auditors to tell us whether another auditor was involved in the audit of these operations and, if so, the name of the firm and the extent of their involvement.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies and Practices

(f) Property, Plant and Equipment, page F-10

9. Construction in progress represented capital expenditure in respect of the BOPET productions line. Please disclose when you expect to place these assets in service and correspondingly depreciate.

Note 25. Commitments and Contingencies

(d) Legal Proceedings, page F-29

10. For the matters with DMT S.A. and Hampden Kent Group LLC, please provide the disclosures required by paragraphs 9 and 10 of SFAS 5, which should include whether any amounts have been accrued as well as whether it is reasonably possible that a loss or additional loss may have been incurred. If it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made.

Class Action, page F-30

11. We note your disclosures on page 12. In addition to any punitive damages which you may be required to pay, please also disclose the other risks to your operations and financial statements related to the class action complaint. For example, you should discuss your consideration of whether the assets attained in the auction proceedings could be taken from you and the corresponding potential impact. In a similar manner, you should discuss your consideration of whether 65% of your ordinary shares could change hands and the corresponding impact.

Note 26. Earnings per Share, page F-32

12. Given that your disclosures on pages F-12 and F-13 indicate that you have share options also outstanding during 2007 and 2008, please disclose why they have not been included in your determination of weighted average number of ordinary shares outstanding for purposes for computing diluted earnings per share, including if they are antidilutive. Refer to paragraph 40(c) of SFAS 128.

FORM 6-K FILED ON AUGUST 17, 2009

Consolidated Statements of Income and Other Comprehensive Income, page 4

13. Your disclosures on page 31 indicate that you recorded an inventory charge of RMB 3.4 million in other expense. Please note that pursuant to the guidance set forth in EITF 96-9, inventory markdowns should be classified in the income statement as a component of cost of goods sold. Please quantify any prior inventory charges recorded in the three years ended December 31, 2008 and indicate where such charges are reflected in your consolidated statements of income. Address the need to reclassify such amounts if they are not classified as a component of cost of goods sold.

Results of Operations, page 29

14. In the first half of 2009, your operating performance continued to be adversely affected due to the global financial crisis. As a result of a great competition in the Chinese domestic BOPET market, which is caused by the imbalance of supply and demand, and the insignificant increase of the market demand of specialty films, your revenue continued to decline in the first half of 2009. In this regard, we note that you recorded an inventory impairment charge of RMB 3.4 million during the six months ended June 30, 2009 and that your bad debt expense increased by approximately RMB 5.9 million during the six months ended June 30, 2009 compared to the six months ended June 30, 2008. We remind you to consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of

the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. We remind you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets such as your inventories, accounts receivable, plant, properties, and equipment, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments or write-downs. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, please consider providing additional disclosures regarding the risks and exposures related to your inventories, accounts receivable, plant, properties, and equipment. For inventory, you should consider discussing whether certain product lines are more likely to be evaluated for potential write-downs. For example, we note there have been significant decreases in your revenues during the six months ended June 30, 2009 compared to the six months ended June 30, 2008 related to base film for other applications and special film.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief